Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 751 5700 Fax: +1 212 759 9133 www.bakernet.com

June 23, 2006

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re: General Steel Holdings, Inc.
Registration Statement on Form S-1 (No. 333-133821)

Dear Ms. Lippmann:

General Steel Holdings, Inc. (the “Company”) has requested that we respond to the staff’s comment letter, dated June 1, 2006, relating to the Company’s Registration Statement on Form S-1 (No. 333-133821) filed on May 4, 2006 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments.

The Company is submitting herewith an amended Registration Statement marked to show changes to the Registration Statement and certain other modifications. The Company has complied to the best of its ability with the staff’s comments. The Company has responded to all of the staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.

If possible, the Company respectfully requests any further comments on the Company’s responses and the revised draft as soon as the Commission deems practicable.

The Company’s responses to the comments in the staff’s letter are as follows:

General

General

1.
We note that the investors in your private offering, who are identified as selling shareholders in this registration statement, may put their shares of common stock back to the company 18 months after the closing date at a per share price of $1.95. This fact suggests that the registered offering may amount to a primary offering by the company, rather than a true secondary offering by selling security holders. Please give us your analysis why the existence of this put is consistent with a valid Section 4(2) private placement, where investors purchase without any view toward distribution. Alternatively, revise the prospectus to clearly state that all of the selling security holders are underwriters. We note that you have stated that they “may be deemed” to be underwriters.

The offering was completed in September 2005 when the investors transferred funds against the shares of common stock of the company. The shares were fully paid for and non-assessable. The investors purchased for their own accounts and own investment and did not intend the shares to be redistributed. The instrument governing the sale was the final purchase agreement. The investments were largely made for exploring the company as a vehicle for consolidating the steel industry in China. Some of the investors are private equity funds or related parties investing for the reason of exploring such potentials.

The put right that the investors were granted is a so-called “European option,” namely providing the investors one time only right to put the shares back to the company at the end of the 18th month of their investment and at a fixed price, if they decide not to hold these shares after exploring the consolidation opportunities. The put price was based on the typical fund return expectation in case the stock does not perform up to the expected return for private equity funds. The investors cannot exercise such put right before or after the day of the 18th month after the closing date, but only on that day. If this one time put right was not exercised at the end of the 18th month after the purchase, such right will expire and will no longer be available. The arrangement was made to allow the investors to use the period of time to explore consolidation and privatization opportunities in China. It was in the company's best interest to attract such long term investors. Matlin Patterson is one of the largest industry consolidation investors. The rights given under the purchase agreement, including the put right, only apply and attach to these original investors for strategic and long term considerations and purposes and will not attach to the shares of the common stock once such shares are transferred. It is a mechanism to encourage these investors to hold such shares.

Therefore, the placement was completed under Regulation D when the closing happened. Given the limited liquidity of the shares and the original purchase price and the strategic value of these investors, it was a reasonable deal for the company to attract these strategic investors. After this private placement, the company did not conduct any further placements as it does not intend to grant such rights to other investors. Therefore, the company believes that a valid private placement occurred and such shares are entitled to be registered.

2.
Since the exercise of the put will involve an investor’s decision whether to sell or retain the common stock, please tell us what consideration you have given to whether Securities Act registration is or will be required. Please also tell us what consideration you have given to the application of Rule 13e-4 in this context. We may have additional comments upon review of your response.

We are providing a more detailed description directly in Amendment No.1 to the Registration Statement. In addition, the put right is further described under Section 6.1 of the Form of Subscription Agreement which we are filing, together with all the forms of transaction documents in connection with the round of financing, as exhibits to the prospectus.

The put right that the investors were granted is the so-called “European option,” namely providing the investors one time only right to put the shares back to the company at a fixed point in time at the end of the 18th month of their investment and at a fixed price if they decide not to hold these shares after exploring the consolidation opportunities. The put price was based on the typical fund return expectation in case the stock does not perform up to the expected return for private equity funds. If this one time put right was not exercised at the end of the 18th month after the purchase, such right will expire and will no longer be available.

This put right is contractually provided to a very limited number of investors involved in the private placement and is not transferable to other shareholders. It was used to encourage them to become long term holders of the securities for valid business considerations. This put right is not available as a whole to any shareholders not involved in this particular private placement. As a result, we believe that the tender offer Rule 13e-4 does not apply to the put right granted to the investors for the following reasons:

1.	The put rights may not be transferred by the investors and concerns only the securities that were sold in the private placement.

2.	Rule 13e-4(h)(1) provides that Rule 13e-4 does not apply to:

“Calls or redemptions of any security in accordance with its terms and conditions of its governing instruments.” The put right amounts in economic terms to an optional redemption right granted to the investors. As a result, Rule 13e-4 does not apply the exercise of the put rights.

3.
We note that the report by Carret (Beijing) Investment Management & Advisory Company, available through your website, contains a statement regarding sales increases of 105% and net profit increases of 34% in 2006. We also note your financial projections under Corporate Profile. Publication of information made in advance of a proposed offering which has the effect of conditioning the market or arousing public interest in the issuer may constitute an offer under the Securities Act of 1933. We suggest that you revise the content of your website so that information is properly archived as contemplated by Rule 433(e)(2), or to delete these and any similar disclosures from your website.

The Company has deleted this statement as well as any other similar disclosures from its Web Site.

4.
You provide additional information on your website under Corporate Profile that is not disclosed in this filing. For example, you provide projections for 2006 and 2007. We suggest that you revise the content of your website so that information is properly archived as contemplated by Rule 433(e)(2) or to delete these disclosures from your website.

The Company has deleted this statement as well as any other similar disclosures from its Web Site.

5.
All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

We have updated the exhibit list. A number of exhibits were previously filed by the Company and were incorporated by reference in the registration statement, as shown in the cumulative list of exhibits attached provided with the registration statement.

6.	Please update your financial statements and all related disclosures to also reflect the period ended March 31, 2006.

The financial statements have been updated as requested.

Prospectus Summary, page 1

7.	Please describe the put rights Summary.

A description of the put rights has been added to the prospectus.

8.
Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

We shortened the prospectus summary to take account of your comment.

Overview, page 1

9.
Please clarify, if true, that Daquizhang Metal’s operations is your primary business. Disclose General Steel Holdings’ ownership percent of Daquizhang Metal and identify the parties that own the remaining amount. Also briefly describe these entities and the degree of management control, if any, they have over Daquizhang Metal.

Yes. The operation of Daqiuzhuang Metal Sheet Co., Ltd. is General Steel’s primary business. General Steel Holdings Inc. owns 70% of Daqiuzhang Metal Sheet Co., Ltd.

Daqiuzhuang’s capital structure is listed as follows:

General Steel Holdings, Inc. (Through General Steel Investment Co., Ltd., a British Virgin Islands registered company)	70.0%

Inner Mongolia Jin Xin Economic & Trading Co., Ltd.	4.8%

Tianjin Long Yu Trading Material Co., Ltd.	25.2%

Tianjin Long Yu Trading Material Co., Ltd. mainly engages in purchasing and distributing steel materials. Mr. Zuo Sheng Yu, the president and CEO of General Steel Holdings Inc., is 90% owner of Tianjin Long Yu Trading Materials Co., Ltd.

Inner Mongolia Jin Xin Economic and Trading Co., Ltd. is an investment company owned by Inner Mongolia Department of Finance. This company is 100% state owned.

These two minority shareholders have little control over the decision making of Daqiuzhuang Metal Sheet Co., Ltd.

We have moved these developments to the "Business" section of the Registration Statement.

10.	Please revise the discussion of Daquizhang Metal in plain English. For example:

•	Rather than use “Company,” use the actual company name or a shortened version of it to clarify which predecessor entity you are referring to.

•	What do you mean by 10-year operating term? Does the company dissolve after 10 years?

•	Clarify the relationship among Tianhin Long Yu Trading Material Co., Ltd. Mr. Yu Zuo Sheng, and name the other 10% owners.

•	Clarify the relationship between Tianhin Long Yu Trading Material Co., Ltd. and Yang Pu Capital Automotive Investment Limited.

•	Identify the 29% owners of Daquizhang Metal.

•	Describe the relationship between Daquizhang Metal and Baotou Steel.

If a lengthy discussion is required, move this description to the Business section.

a.    The company will not dissolve after 10 years. Actually the operating term since Daqiuzhuang Metal Sheet Co., Ltd. became a Sino-foreign joint venture has been changed to 20 years from June 25, 2004 to June 24, 2024. Pursuant to the articles of incorporation of Daqiuzhuang Metal Sheet Co., Ltd., upon the board of directors’ approval, the company will apply for an extension after the 20 year period.

b.    Tianjin Long Yu Trading Material Co., Ltd. mainly engages in purchasing and distributing steel materials. Mr. Zuo Sheng Yu, the president and CEO of General Steel Holdings Inc., is 90% owner of Tianjin Long Yu Trading Materials Co., Ltd. The remaining 10% are owned by two other individuals investors (Liu Yu Wen 5.03% and Han Wen Chun 4.97%).

c.    Tianjin Long Yu Trading Materials Co., Ltd. and Yang Pu Capital Automotive Investment Limited are all ultimately controlled by Mr. Zuo Sheng Yu.

d.    29.87% owners of Daqiuzhuang Metal are listed as follows:

Name	Ownership Percentage
Inner Mongolia Trading Material Co., Ltd.	7.57%
Inner Mongolia Jin Xin Economic and Trading Co., Ltd.	7.57%
Tangshan Tian Yuan Co., Ltd.	3.78%
Zibo Zhoucun Jin Zhou Supply Materials Co.,Ltd.	1.51%
Qufu Erqing Industrial Supply and Sales Co., Ltd.	1.51%
Gansu Baosheng Co., Ltd.	1.51%
Dezhou Hexi Machinery Co., Ltd.	1.51%
Linyi Guilong Supply Materials Co., Ltd.	1.51%
Gaomi Xinfeng Supply Materials Co., Ltd.	1.26%
Lanzhou Northern Petrochem Metal Material Co., Ltd.	1.26%
Kunming Erqing Industrial Supply and Sales Co., Ltd.	0.88%

Total	29.87%

e.    There is no ownership relationship between Daqiuzhuang Metal Sheet Co., Ltd. and Baotou Steel.

We have moved these developments to the "Business" section of the Registration Statement.

About Our Recent Private Placement, page 5

11.
We note that the company offered an aggregate of 3,333,333 shares of common stock in the private placement, but that the subscription agreement was for a total of 1,176,665 shares. Please clarify whether the private placement offering is continuing or has been terminated.

We confirm that the private placement was terminated as of the date of the closing. In addition, to registering 1,176,665, the remainders of the shares being registered are the shares that may be issued following exercise of the warrants by the investors.

Risk Factors, page 8

12.	Please delete the third sentence of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

Per your request, we have deleted the third sentence of the first paragraph..

13.
Some risk factors include language like “we cannot assure you” or “there can be no assurance.” Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

We have revised the risk factors accordingly.

14.
Please avoid language in risk factors like “material adverse impact,” “materially and adversely affected,” “adversely affect” or “negatively affected.” Instead, please state what the specific impact will be on your financial condition or results of operations.

We have revised the risk factors accordingly.

15.	Please add risk factors addressing the following:

•	You have a $2 million liability relating to the put right.

•	Quantify the annual amount the company is required to transfer to statutory reserves and to the joint venture.

•	Quantify your loans outstanding and disclose that your bank loans are due on demand or normally within one year.

•	The drop in steel prices due to overproduction by the Chinese steel companies.

In response to your first comment and last comment above, the Company has added the following risk factor to the Registration Statement:

“We have a potential $2 million liability in connection with the put right granted in the private placement closed in September 2005.

According to contract terms, the investors have a one-time right to require the Company to repurchase 1,176,665 shares of common stock at the end of the 18th month after the closing date at a fixed per share price of $1.95. The investors cannot exercise such put right before or after the day of the 18th month after the closing date, but only on that day. After this point in time, the put right will expire. To exercise such one time put right, the investors should give the Company a 60 day prior notice. Pursuant to the terms of this put option, the Company may be required to pay to redeem the stock with $2,294,497. If that is the case, the Company plans to raise the relative funds through new stock issuance or debt borrowing. There cannot be any assurance that the Company can raise such funds in time or on acceptable terms.”

“We face the risk that the price of steel may decline due to an overproduction by the Chinese steel companies.

According to the survey conducted by China Iron and Steel Association, there are more than 1,500 steel companies in China. Among those, only 15 companies have over 5 million tons of production capacity. Each steel company has their own production plan. Chinese government posted a new guidance on steel industry to encourage consolidation within the fragmented steel sector to mitigate problems of low-end repetitive production and inefficient use of resources. The current situation of over production may not be solved by these measures posted by the government. It could affect our product shipment and cause inventory build up or decrease in sales price.”

Your second and third comments above call for the following responses:

a.    The statutory reserves include surplus reserve fund, common welfare fund, and the enterprise fund. These reserves are calculated based on the net income of Daqiuzhuang Metal Sheet Co., Ltd.

b.    The total outstanding debt at December 31, 2005 was $27,118,800. All the bank loans are due on demand or normally within one year.

A slowdown or other adverse developments in the PRC economy …,page 10

16.	Please explain the risk related to the automotive industry.

In China, farmers are key consumers for agricultural vehicles. The consumption is closely related to the economic developments in different regions and areas. With the continuous development of rural economy in central and western China, there is increasing demand for agricultural vehicles. In addition, the implementation of the Go West strategy and China’s entry into WTO has prodded the government to increase investment in the agricultural sector in central and western China. China’s western areas will become a high growth market for agricultural vehicles. However the new government policies may as well bring competition to this market. More steel companies may turn their focus to the agricultural sector which will increase the supply of steel products used for agricultural vehicles. This new competition may force us to lower our product price or reduce the production volume.

Our officers, directors and affiliates beneficially own …, page 12

17.	We note that Mr. Yu, Zuo Sheng is the selling shareholder. Please reconcile this with the selling shareholder table since his name is not reflected.

Mr. Yu, Zuo Sheng is not a selling shareholder. We have revised the disclosure accordingly.

There is only a limited trading market for our common stock, page 12

18.	You cross reference to the Market Price section of your prospectus, but this section does not describe the penny stock rules. Please revise.

We have added a description of the penny stock rules directly in the "Risk Factors" section of the Registration Statement.

Selling Shareholders, page 14

19.	Please update the information in the table as of the most recent practicable date.

There is no change and no update is therefore necessary.

20.
In the table, please also identify the total amount of securities beneficially owned by the selling shareholder prior to the offering and the percentage of the class to be owned by each selling shareholder after the offering.

None of the selling shareholders owned shares of the Company prior to the private placement.

21.	Please identify separately the amount of Class A and Class B warrants held by each selling shareholder.

Name	Class A Warrants Amount	Class B Warrants Amount
Matlin Patterson Global Opportunities Partners II L.P.	736,361	736,361
Matlin Patterson Global Opportunities Partners (Caymans) II L.P.	263,639	263,639
Yuji Komiya	33,333	33,333
John Yoo	33,333	33,333
Zayd International Limited	70,000	70,000
Robertson Investments Limited	6,666	6,666
Jun Ren	13,333	13,333
Yun Qian Xie	20,000	20,000
Totals	1,176,665	1,176,665

22.	Please provide the address for each selling shareholder.

Name	Address
Yun Qian Xie	11 Brookside Circle, Chappaqua, NY 10514, USA
John Yoo	530 E. 76th Street, Apt.15-G, New York, NY 10021, USA
Yuji Komiya	Momoi 3-10-1, Apt.#301, Suginami-ku, Tokyo, 167-0034, Japan
Jun Ren	12 Oakwood Way, West Windsor, NJ 08550, USA
Zayd International Limited	C/O Messrs. Fong & Ng, Solicitors, Suite 1101, 11th Floor, 9 Queen's Road Central, Hong Kong SAR
Robertson Investments Limited	Mr. Robert Caldwell, c/o Messrs Fong & Ng, Solicitors, Suite 1101, 11th Floor, 9 Queen's Road Central, Hong Kong SAR
Matlin Patterson Global Opportunities Partners Ⅱ L.P.	520 Madison Avenue, New York, NY 10022-4213
Matlin Patterson Global Opportunities Partners(Caymans) Ⅱ L.P.	520 Madison Avenue, New York, NY 10022-4213

23.
Please name all natural persons who share beneficial ownership with the non-public entities that you list here. See Interpretation 4.S of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Zayd International Limited:	Marisa Chearavanont

Robertson Investments Limited:	Robert Caldwell

Our Recent Private Placements, page 16

24.
You state that the private placement described in the prospectus summary was exempt from registration under Regulation D, Section 4(2) and/or Section 4(6) of the Securities Act. Note that all sales in a given offering must be made pursuant to a single offering exemption if the offering is not registered. Please revise to indicate a single exemption from registration for which all sales in the private placement would qualify and that you relied upon. Also disclose the facts necessary to support the exemption you relied upon. This comment also applies to paragraph 3 under “Recent Sales of Registered Securities” in Part II of the registration statement

The offering was exempt under Regulation D, Rule 506 under the Securities Act of 1933, as amended.

25.
In the paragraph entitled “Warrants Issued in Connection with the Subscription Agreement” you say that each share of common stock included two warrants. Elsewhere in the document you refer to an offering of units comprised of one share of common stock and two warrants. Please reconcile.

We have reconciled the description as required.

26.	In the paragraph entitled “Put Right and Lock Box,” please clarify:

•	whether the put rights apply to shares issued upon exercise of the Class A Warrants; and

•	whether purchasers of shares from the selling stockholders will be able to exercise the put right, or whether it is limited to the original investors with whom you have subscription agreements.

We may have additional comments upon review of your response.

The put rights do not apply to shares issued upon exercise of the Class A warrants. In addition, purchasers of shares from the selling shareholders will not be able to exercise the put right. This right is limited to the original investors who signed the subscription agreement.

27.
Regarding the various registration rights you describe in this section, please clarify, if true, that the registration statement of which this prospectus is a part has been filed to satisfy your obligations under the registration rights.

We confirm that the registration statement has been filed by the Company to satisfy its obligations under the Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement.

Executive Compensation, page 22

28.	Please identify the year the annual compensation was paid and provide the information required by Item 402 of Regulation S-K for the last three fiscal years.

We have amended the executive compensation table as follows:

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Annual compensation			Long-term compensation
		Salary ($) (c)	Bonus ($) (d)	Other annual compensation ($) (e)	Awards		Payouts	All other compensation ($) (i)
					Restricted stock award(s) ($) (f)	Securities underlying options/ SARs (#) (g)	LTIP payouts ($)(h)
Yu, Zuo Sheng Chief Executive Officer	2005	RMB 600,000 (approximately USD 73,320)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 600,000 (approximately USD 72,600)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 600,000 (approximately USD 72,600)	N/A	N/A	N/A	N/A	N/A	N/A
John Chen Chief Financial Officer	2005	RMB 120,000 (approximately USD 14,664)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 70,000 (approximately USD 8,470	N/A	N/A	N/A	N/A	N/A	N/A
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Han, Wen Chun Plant Controller	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
Su, Xiao Gang Manager of Human Resources	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
Wang, Guo Dong Chief Technical Officer	2005	RMB 120,000 (approximately USD 14,664)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 120,000 (approximately USD 14,520)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 70,000 (approximately USD 8,470)	N/A	N/A	N/A	N/A	N/A	N/A
Zhao, Sheng Guo Chief Engineer	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 34,200 (approximately USD 4,138)	N/A	N/A	N/A	N/A	N/A	N/A
Liu, Yu Wen Manager of Sales Department	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A
	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A
	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

Certain Relationships and Related Transactions, page 23

29.	Please explain why Yang Pu Automotive Investment Limited is a related party and the business purpose reason for issuing the note.

Yang Pu Automotive Investment Limited is 100% indirectly owned by Mr. Zuo Sheng Yu., president and CEO of General Steel Holdings Inc. The money borrowed by Yang Pu Automotive Investment Limited was used in their ordinary course of investment activities.

30.	Provide the dates of issuance and for the short term loan from Golden Glister Holdings Limited.

July 13, 2005.

31.
Tell us supplementally whether there is any relationship between Baotou Iron and Steel (Group) Co., Ltd., with whom you will form the joint venture, and Baotou Sheng Da Steel Pipe Limited, for whom Mr. Yu serves as President and Chairman of the Board. If so, please discuss the joint venture and Mr. Yu’s relationship to it by way of his association with Baotou Sheng Da Steel Pipe.

There is no ownership relationship between Baotou Iron and Steel (Group) Co., Ltd. and Baotou Sheng Da Steel Pipe Limited.

Security Ownership of Certain Beneficial Owners and Management …, page 24

32.	Please update the table as of the most recent practicable date.

The table was updated as of the most recent date.

33.
It appears that Matlin Patterson Global Opportunities Partners II L.P. is a 7.06% beneficial owner based on the selling shareholder table. Please disclose all 5% or greater shareholders in this section.

Based on current holdings of securities and without taking account of securities to be issued upon conversion of convertible securities, Matlin Patterson is below the 5% threshold. As a result, the table will not need to be updated.

Description of Share Capital, page 25

34.	Please describe your other equity securities, such as the warrants and put rights.

The company does not have any other equity securities, such as warrants and put rights.

MD&A - Liquidity and Capital Resources, page 30

35.
Revise your disclosure to include a more comprehensive discussion of how the short term nature of your bank loans may restrict your ability to fund your operations. In addition, revise the tabular presentation of contractual obligations to include redeemable stock and the related party payable or tell us why their inclusion is not required.

Banks in China usually provide two kinds of commercial loans to enterprises: project loans and working capital loans. Project loans are long-term loans due in 3 - 5 years. Working capital loans are short-term loans due within half year to one year. All the bank loans of Daqiuzhuang Metal Sheet Co., Ltd. (“DQ”) are working capital loans which mature within one year. DQ will prepare necessary documents and file applications 2 months prior to the maturity date to pay off the amounts due with new loans. The interest rate will change by a certain percentage at refinancing. Provided the central bank benchmark interest rate remains unchanged, the banks usually reduce the interest rate each time when they reissue the loan. Due to DQ’s credibility and healthy financial position along the years, DQ’s loans have never been revoked by any bank so far. The management pays close attention to any changes in the loan amounts, current ratio and interest rate. Moreover, the management would actively pursue other financing channels such as issuance of new stocks and convertible bonds in case the short-term nature of working capital loans restricted the Company’s financial needs. We summarized our contractual obligations in tabular format as of December 31, 2005 below. We did not include related party payable in this table because the related party payable does not have due date, its term is short, and the Company frequent borrows and makes payments during the regular course of business as explained in question #48.

Contractual obligations and commercial commitments

The following table sets forth our contractual payment obligations as of December 31, 2005:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Dollars amounts in thousands
Bank loans (1)	$28,905.0	$28,905.0	$-	$-	$-
Notes payable	5,406.4	5,406.4	-	-	-
Deposits due to sales representatives	1,261.1	1,261.1	-	-	-
Land lease obligations (2)	566.3	5.1	10.3	550.9	-
Redeemable stock	2,115.9	-	2,115.9	-	-
Total	$38,254.7	$35,577.6	$2,126.2	$550.9	$-

(1)	Bank loans in China are due on demand or normally within one year. These loans can be renewed with the banks. This amount includes expected interest payments as well as debt maturities.

(2)
Land lease obligations consist primarily of land lease agreements for our plant No. 3. According to the agreement, the total lease amount for the land is $1,000,358 and we have already paid $434,000 in advance as of December 31, 2005.

Business, page 35

36.	Please describe the sources and availability of raw materials. See Item 101(c)(iii) of Regulation S-K.

Daqiuzhuang Metal Sheet Co., Ltd. is located next toTianjin City and Hebei Province which are the two major steel manufacturing bases in China. This geographic location gives Daqiuzhuang Metal Sheet Co., Ltd. easy access to ample source of raw materials with low transportation costs. Daqiuzhuang Metal Sheet Co., Ltd. is now purchasing raw materials from several local steel manufacturers and distributors including but not limited to Tianjin Rong Steel Co., Ltd., Tianjin Ren Ai Steel., Ltd., Tianjin Hengying Commercial Trading Co., Ltd., etc.

37.	Please describe your practices relating to working capital items, such as inventory. See Item 101(c)(vi) of Regulation S-K.

Daqiuzhuang Metal Sheet Co., Ltd. purchases raw materials from steel manufacturers and distributors. It is common industry practice that the payment has to be made in advance to secure the shipment. Raw materials usually will be delivered to our warehouse 10 days after the vendors receive the advance payments. Raw materials will be processed at the manufacturing site using a traditional roll mill production sequence including heating, rolling, cutting, annealing, flattening, packing and quality control, etc. Finished products will be stored in the warehouse and will be shipped out when we receive advance payments from our customers.

38.	Please discuss competitive conditions in your industry in China. See Item 101(c)(x) of Regulation S-K.

In the sale of flat rolled carbon steel and silicon steel, Daqiuzhuang Metal Sheet Co., Ltd. competes with competitors on the basis of product quality, responsiveness to customer needs and price. There are two types of steel and iron companies in China: State owned enterprises (SOEs) and privately owned (non-state-owned) companies.

As a privately owned enterprise, the Company competes with both state owned and privately owned steel manufacturers. Among the manufacturers which produce similar products, Daqiuzhuang Metal Sheet Co., Ltd. has three major competitors of similar size, production capability and product line in the market place: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant. Comparing with these manufacturers, we are the largest one with ten production lines. This production scale will give us the advantage to absorb the fixed production costs and overhead costs and reduce the raw materials supply cost with bulk purchase. Daqiuzhuang Metal Sheet Co., Ltd. has also developed a nationwide sales network with distributors in most of the regions in China. Daqiuzhuang Metal Sheet Co., Ltd. also competes on the basis of product quality and customer service. Having operated for eighteen years, Daqiuzhuang Metal Sheet Co., Ltd. always emphasizes quality control and customer satisfaction which helps us build our leadership position in the hot-rolled steel sheet market for agricultural equipment.

Legal Matters, page 42

39.	Please disclose the name of your counsel who will opine on the legality of the shares.

Dennis Brovarone, attorney at law is opining on the legality of the shares.

Additional Information, page 43

40.	Please update the address for the SEC.

We have updated the address for the SEC.

41.
Delete the language that statements contained in the prospectus as to the contents of any contract or other document “are not necessarily complete” and are “qualified by reference.” Rule 411 (a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not necessarily complete,” disclose that all material provisions of the agreement, contract or other document are discussed in the prospectus.

We have made the changes as directed.

Consolidated Balance Sheets, page 45

42.	Please tell us why you believe it is appropriate to classify advances on equipment purchases in current assets. Disclose the terms of these advances and support or revise your current classification.

The advances on equipment purchases are the advanced payments we made to equipment vendors. All the equipment has been delivered within 3 to 6 months period.

Consolidated Statements of Cash Flows, page 49

43.
It appears to us your consolidated statements of cash flows may not fully comply with SFAS 95. Please tell us why believe your presentation of each of the following is appropriate and complies with SFAS 95 or revise your consolidated statements of cash flows as appropriate:

•	Including restricted cash in beginning and ending cash;

•	Including advances on equipment purchases in operating activities;

•	Including payables-related party in operating activities;

•	Including deposits due to sales representatives in operating activities;

•	Including changes in notes receivable (that appear to relate to inventory purchases) in investing activities;

•	Presenting borrowing and repayments of bank loans and notes payable on a net basis; and

•	Presenting non-cash interest expense accrued on mandatory redeemable stock in financing activities.

We have revised the Consolidated Statements of Cash Flows to fully comply with SFAS 95 as follows:

•	To include restricted cash in operating activities;

•	To include advances on equipment purchases in investing activities;

•	To include changes in notes receivable in operating activities;

•	To present borrowing and repayments on bank loans and notes payable on a gross basis; and

•	To include interest expense accrued on mandatory redeemable stock in operating activities

Our current presentation of deposits due to sales representatives in operating activities is appropriate as the deposits have the same characteristic as customer deposits.

Our current presentation of including payables-related party in operating activities is appropriate because the payables are short term advances from the related party. The Company frequently borrows and makes payments on the advances from related party for business purposes.

Note 1 - Background, page 52

44.
Clarify the potential consequences of the 10 year operating term of Daquizhuang Metal, including what will occur at the end of that term. Clarify the rights of the 30% minority shareholders, including if they have any rights to distributions. In addition, clarify the disclosures that appear to indicate the accounting for the acquisition of Daquizhuang Metal was treated as entities under common control and the disclosures that indicate it was treated as a reverse acquisition.

According to Chinese Enterprise Laws, different industries are given different operating terms. Daqiuzhuang Metal Sheet Co., Ltd. was incorporated on August 18, 2000. The Articles of Corporation provides for a 10 year operating term. When General Steel Investment Co., Ltd., a British Virgin Islands company, purchased 70% of the ownership of Daqiuzhuang Metal Sheet Co., Ltd. on June 25, 2004, Daqiuzhuang Metal Sheet Co., Ltd became a Sino-foreign joint venture. Daqiuzhuang Metal Sheet Co., Ltd obtained a new business license which provides a 20-year operating term. At the end of the operating term, upon the approval of the Board of Directors, the Daqiuzhuang Metal Sheet Co., Ltd. will apply for the extension of the operating term.

Daqiuzhuang Metal Sheet Co., Ltd. was founded as a limited liability company with a legal structure similar to a limited liability company organized under state laws in the United States of America. There is no discriminatory provision for the minority shareholders. The 30% minority shareholders will get their distribution of retained earnings according to their ownership percentage in Daqiuzhuang Metal Sheet Co., Ltd.

Please note that there were two acquisitions occurred:

a. General Steel Investment Co., Ltd. acquired 70% of Daqiuzhuang Metal Sheet Co., Ltd through common ownership on June 25, 2004 and

b. On October 14, 2004, American Construction Company and General Steel Investment Co., Ltd. and Northwest Steel Company entered into an Agreement and Plan of Merger pursuant to which American Construction Company acquired General Steel Investment Co., Ltd., and its 70% ownership in Daqiuzhuang Metal Sheet Co., Ltd. This transaction was treated as a reverse acquisition.

We have revised and rephrased the Note 1 to better explain the transactions as follows:

Note 1 - Background
On March 7, 2005, General Steel Holdings, Inc. (the Company) formally changed its name from American Construction Company to General Steel Holdings, Inc. The Company through its subsidiary in China principally engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets.

The Company was originally established on August 5, 2002 for the purpose of commencing the business of general construction contracting. It is the Company's objective to provide to its customers timely and durable construction of their residential and commercial needs. We established our subsidiary for the purpose of achieving our above stated objectives in Saskatchewan, Canada. We established our subsidiary to enter the residential and commercial construction industry in this market.

To accomplish the above objective the founder of our company, Jeff Mabry established American Construction Company (a Nevada company) on August 5, 2002. American Construction Company then established its subsidiary, West Dee Construction Ltd. (a Saskatchewan, Canada Company) on August 8, 2002 by purchasing 100 shares from its treasury.

On October 14, 2004, American Construction Company and General Steel Investment Co.,  Ltd (General Steel) and Northwest Steel Company, a Nevada corporation, entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which American Construction Company acquired General Steel, and it’s 70% ownership in its subsidiary Daqiuzhuang Metal Sheet Co., Ltd (Daqiuzhuang Metal) in exchange for shares of the Company’s common stock, of which 22,040,000 shares are a new issuance by the Company, and 7,960,000 shares are from certain shareholders of the Company, which in aggregate, constitute 96% of the total issued and outstanding shares of the Company.

Under the terms of the Agreement, General Steel will remain a 100% owned subsidiary of the Company. The transaction contemplated by the Agreement was intended to be a “tax-free" reorganization pursuant to the provisions of Section 351 and 368(a) (1) (A) of the Internal Revenue Code of 1986, as amended. The stockholders of General Steel, as of the closing date of the merger own approximately 96% of the Company's common stock outstanding as of October 15, 2004 (excluding any additional shares to be issued on outstanding options, warrants and other securities convertible into common stock).

The accounting for these transactions is identical to that resulting from a reverse-acquisition, except that no goodwill or other intangible assets is recorded. Accordingly, the financial statements of General Steel Investment Co., Ltd are the historical financial statements of the Company, formerly the operations of Daqiuzhuang Metal Sheet Co., Ltd.

Based on the Company's Plan of Merger with General Steel Investment Co., Ltd., the Board of Directors determined to change the Registrant's fiscal year end from January 31 to December 31.

The Company through its subsidiary Daqiuzhuang Metal principally engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets. The Company sells its products through both retailers and wholesalers.

Daqiuzhuang Metal Sheet Co., Ltd. was established on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, the People’s Republic of China (PRC). The Articles of Corporation provides for a 10 year operating term beginning on August 18, 2000 with registered capital of $ 9,583,200. The Company is a Chinese registered limited liability company with a legal structure similar to a limited liability company organized under state laws in the United States of America.

Tianjin Long Yu Trading Material Co., Ltd was the majority owner with 71% of ownership interest. Tianjin Long Yu Trading Material Co., Ltd was incorporated in 2000 in Tianjin Municipality, Daqiuzhuang County; P.R.C. Mr. Yu Zuo Sheng has 90% of ownership interest in Tianjin Long Yu Trading Material Co., Ltd.

During January 2004, upon the board directors’ approval, Tianjin Long Yu Trading Material Co., Ltd and other minority shareholders sold their interests amounting to 70% to Yang Pu Capital Automotive Investment Limited. Yang Pu Capital Automotive Investment Limited is a Chinese registered limited liability company which is 100% indirectly owned by Mr. Yu Zuo Sheng.

On May 16, 2004, General Steel agreed to purchase Yang Pu’s 70% equity interest in Daqiuzhuang Metal for the amount of RMB 55.45 million or approximately $6,709,450. The entire purchase price is to be paid within one year of the new business license being issued which is June 25, 2004. Due to the common ownership by Mr. Yu Zuo Sheng in both General Steel Investment Co., Ltd and Yang Pu Capital Automotive Investment Limited, General Steel's board of directors by board resolution dated May 16, 2004 has instructed Mr. Yu Zuo Sheng as the 99.9% shareholder of General Steel on behalf of General Steel to remit the total purchase price to Yang Pu from his personal funds. Mr. Yu Zuo Sheng will receive no compensation for completing this transaction nor will General Steel reimburse Mr. Yu Zuo Sheng for the $6,709,450. As of December 31, 2004, Mr. Yu Zuo Sheng has paid the entire purchase price to Yang Pu. Because the entities have essentially the same owner, Mr. Yu Zuo Sheng and the entities are under common control, the transfer of ownership is accounted for at historical costs under guidance of SFAS No. 141. Daqiuzhuang Metal received a new business license certifying the new ownership structure as a Chinese Foreign Joint Venture on June 25, 2004.

Note 2 - Intangible Assets, page 56

45.	Please clarify why land use rights are amortized over 10 years if you have the right to use the land for 50 years. We assume the 10 year life is based on the operating term of the joint venture.

When the land use right was first purchased by Daqiuzhuang Metal Metal Sheet Co., Ltd. (Daqiuzhuang Metal), the Company's subsidiary in China, Daqiuzhuang Metal's business license was for ten years and it was determined to use the 10 years as the useful life to amortize the land use right. Daqiuzhuang Metal became Sino joint venture in 2004 and obtained a new business license for twenty years, but the management elected not to change the useful life used to amortize the land use right because the management believes that the current presentation is more conservative.

Note 3 - Earnings Per Shares, page 63

46.
Based on the disclosures in note 1, it appears to us that the former shareholders of General Steel received a total of 30,000,000 shares of American Construction as a result of the reverse acquisition of General Steel by American Construction. If our assumption is accurate, please be advised that the historical financial statements are required to retroactively reflect the capital structure of the accounting acquirer by essentially presenting these shares as outstanding for all periods presented, in a manner similar to a stock split. In periods prior to the reverse acquisition, the historical financial statements should reflect, as outstanding, all the shares issued to the former shareholders of General Steel. As of the date of the reverse acquisition, the historical financial statements should reflect, as issued, the shares held by the former shareholders of American Construction. Please revise your statements of changes in shareholder’s equity and all related share and per disclosures throughout the filing.

We have revised the Consolidated Statements of Income and Other Comprehensive Income, Consolidated Statements of Shareholders’ Equity and Note 3 to retro-actively reflect the capital structure of the accounting acquirer. The new statements and note 3 are set forth below:

Consolidated Statements Of Income And Other Comprehensive Income For The Years Ended December 31, 2005, 2004 And 2003

	2005	2004	2003
SALES REVENUE	$89,739,899	$87,831,919	$57,305,601
COST OF SALES	81,165,850	81,613,187	52,804,197
GROSS PROFIT	8,574,049	6,218,732	4,501,404
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,781,070	2,316,699	1,532,033
INCOME FROM OPERATIONS	5,792,979	3,902,033	2,969,371
OTHER (EXPENSES) INCOME , NET	(1,600,132)	(1,616,377)	(643,807)
INCOME BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST	4,192,847	2,285,656	2,325,564
PROVISION FOR INCOME TAXES	--	906,277	767,431
NET INCOME BEFORE MINORITY INTEREST	4,192,847	1,379,379	1,558,133
MINORITY INTEREST	1,371,918	464,381	467,440
NET INCOME	2,820,929	914,998	1,090,693
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	399,188	--	--
COMPREHENSIVE INCOME	$3,220,117	$914,998	$1,090,693
EARNINGS PER SHARE, BASIC AND DILUTED	$0.09	$0.03	$0.04
WEIGHTED AVERAGE NUMBER OF SHARES	31,250,000	30,259,644	30,000,000

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS AMERICAN CONSTRUCTION COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Number of shares	Common stock	Paid-in capital	Statutory reserves
BALANCE, January 1, 2003	30,000,000	$30,000	$6,872,433	$--
Net income
BALANCE, December 31, 2003	30,000,000	$30,000	$6,872,433	$--
Net income
Adjustment to statutory reserve				154,794
Cash received
Stock issued for services	35,000	35	140
Reverse acquisition	1,215,000	1,215	(1,215)

BALANCE, December 31, 2004	31,250,000	$31,250	$6,871,358	$154,794
Net income
Adjustment to statutory reserve				685,959
Issuance of redeemable stock			(475,741)
Foreign currency translation gain
BALANCE, December 31, 2005	31,250,000	$31,250	$6,395,617	$840,753

	Retained earnings	Stock receivable	Accumulated other comprehensive income	Totals
BALANCE, January 1, 2003	$302,079	$(10,000)	$--	$7,194,512
Net income	1,090,693			1,090,693
BALANCE, December 31, 2003	$1,392,772	$(10,000)	$--	$8,285,205
Net income	914,998			914,998
Adjustment to statutory reserve	(154,794)	--
Cash received		10,000		10,000
Stock issued for services				175
Issuance of common stock to General Steel Investment Co., Ltd shareholders due to reorganization				--
BALANCE, December 31, 2004	$2,152,976	$--	$--	$9,210,378
Net income	2,820,929			2,820,929
Adjustment to statutory reserve	(685,959)			--
Issuance of redeemable stock				(475,741)
Foreign currency translation gain	399,188			399,188
BALANCE, December 31, 2005	$4,287,946	$--	$399,188	$11,954,754

Note 3 - Earnings Per Share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Under SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", entities that have issued mandatory redeemable shares of common stock or entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share. Thus the 1,176,665 shares described in note 17 have been excluded from the earnings per share calculation.

The weighted average number of shares used to calculate EPS for the years ended December 31, 2005 (31,250,000), 2004 (30,259,644) and 2003 (30,000,000) reflect only the shares outstanding for those periods.

Note - Notes receivable and note receivable-related party, page 63

47.
Disclose the “business purpose" of the related party note receivable. Tell us if this note is in any way related to the acquisition of Daquizhuang Metal from Yang Pu. In addition, disclose how you determined that this receivable is recoverable at each balance sheet date.

This note receivable has nothing to do with the acquisition of Daqiuzhuang Metal Sheet Co., Ltd. Yang Pu Capital Automotive Investment Limited borrowed money from Daqiuzhuang Metal Sheet Co., Ltd. to finance its ordinary business activity. As presented in the Exhibit 10.5 Yang Pu Capital Automotive Investment Limited is obligated to pay 7% interest each quarter to Daqiuzhuang Metal Sheet Co., ltd. and will pay off the principal amount at the end of the one-year period.

The Company periodically reviews the financial statements of Yang Pu Automotive Investment Limited to determine its ability to repay the debt.

We have revised Note 5 to reflect this change:

Note 5 - Notes receivable and note receivable - related party

Notes receivable represents trade accounts receivable due from various customers where the customers' bank has guaranteed the payment of the receivable. This amount is non-interest bearing and is normally paid within three to six months. The Company has the ability to submit their request for payment to the customer's bank earlier than the scheduled payment date. However, the Company will incur an interest charge and a processing fee when they submit the payment request early. The Company had $4,960 and $374,955 outstanding as of December 31, 2005 and 2004, respectively.

The note receivable from related party represents a note issued by the Company to a related party, Yang Pu Automotive Investment Limited, for business purpose on November 15, 2005. The note is in the amount of RMB 24,000,000, translated to $2,976,000, for one year with an interest rate at 7% and due at maturity. The Company periodically reviews the financial statements of Yang Pu Automotive Investment Limited to determine its ability to repay the debt.

Note 8 - Other payable-related party, page 64

48.	Please tell us how you determined that you were not required to record the non-interest bearing payable at a discount and to accrete interest expense over the outstanding period. Refer to APB 21.

The payables-related party are similar to short-term advances from the related party. The Company frequently borrows from and make payments to the related party for regular business operating purposes. The payable does not have due date, but the turnaround is usually quick; therefore, we determined APB 21 does not apply in this case.

Note 9 - Short term loans-bank, page 65 and Note 10 - Short term notes payable, page 66

49.
Provide us additional information regarding the unrelated third party guarantees, including who provided them, why they provide them and how you account for any consideration paid to the guarantors. In addition, please clarify the distinction between the Short term loans-bank, disclosed in note 9, and the Short term notes payable (that also appear to be to banks), disclosed in note 10.

The unrelated third party guarantor is Tianjin Sheng Da Steel Mill Co., Ltd. Daqiuzhuang Metal Sheet Co., Ltd. has a long business relationship with this unrelated third party. Trust has been built since then. Based on the trust, the guarantor is willing to perform the guarantee.

Short term loans-banks are normal bank loans. Short-term notes payable are lines of credit extended by the banks coupled with a certain amount of bank deposit which was presented as restricted cash on the Consolidated Balance Sheets. We have revised Note 10 to better explain short term notes payable:

Note 10 - Short term notes payable

Short-term notes payable are lines of credit extended by the banks. When making purchase of the raw materials, the Company often issue a short term note payable to the vendor. This short term note payable is guaranteed by the bank for its complete face value. The banks usually require the Company to put down a certain amount of bank deposit as guarantee deposit.

The Company has the following short term notes payable outstanding as for December 31, 2005 and 2004:

	2005	2004
China Bank, Jing Hai Branch, various amounts, due May 2006, restricted cash required of 50% of loan amount, guaranteed by the Company	$1,438,400	$1,694,000
Agricultural Bank of China, various amounts, due dates ranging between January and June 2006, restricted cash required of 50% of loan amount, guaranteed by the Company and an unrelated third party	1,488,000	2,057,000
Daqiuzhuang Industrial and Commercial Bank, restricted cash required of 30% of loan amount, guaranteed by the Company	--	605,000
ShangHai PuFa Bank, due May 2006, restricted cash required of 50% of loan balance, guaranteed by an unrelated third party	2,480,000	2,420,000
Totals	$5,406,400	$6,776,000
Total interest expense for the years ended December 31, 2005, 2004 and 2003 on all debt amounted to $1,719,351, $1,463,385 and $632,957, respectively.

Note 13 - Significant customer, page 67

50.	Separate disclose the % of revenue to any significant customer over 10% as required by SFAS 131.

In 2005, we had no significant customer over 10% and we have revised note 10 to clearly state it as below:

Note 13 - Major customers and suppliers

The Company has 5 major customers which represent approximately 37% and 47% of the Company’s total sales for the years ended December 31, 2005 and 2004 respectively. The Company did not have significant customer over 10% of the total sales for the year ended 2005 and 2004.

For the years ended December 31, 2005 and 2004, the Company purchases approximately 85% and 86%, respectively, of their raw materials from four major suppliers.

Note 17 - Private offering of redeemable stock, page 67

51.	Please revise your disclosure to include a discussion of how you have accounted for the warrants issued with your redeemable stock, including how you determined the fair value.

In accordance with Accounting Principles Board Opinion No. 14, the Company has determined the fair value of the detachable warrants issued with redeemable stock using the Black-Scholes option pricing model under the following assumptions: risk free interest rate of 3.85%, dividend yield of 0% and volatility of 11%. The estimated value of the warrants is zero.

52.
We note that you decreased equity by $475,741 in conjunction with your issuance of the redeemable stock. Please tell us how and why you believe your accounting complies with SFAS 150. It appears to us that the redeemable stock is required to be its fair value which would be the amount of the proceeds you received. It also appears to us that any difference between the proceeds you received and the redemption amount is required to be accreted to interest expense over the term of redemption. Please advise or revise.

Under the guidance of SFAS 150, the Company classified the redeemable stock as liability. Further, in accordance with Accounting Principles Board Opinion No. 14, the Company allocated the proceeds from the issuance of debt between the debt and detachable warrant. The Company determined the fair value of the warrant is zero.

The Company estimated the fair market value of the redeemable stock by discounting the future redemption amount at an average market interest rate or 6.5% because the Company believes the market average rate is an reasonable discount rate to use. The difference between the fair market value and net proceeds is recorded as decrease in paid-in-capital.

Note 18 - Retirement plan, page 68

53.
Disclose your retirement expense for the year ended December 31, 2003 as required by SFAS 87. In addition, in light of the regulations, disclosed in the first sentence of note 18, please explain why you did not record any retirement expense in 2004 and why the retirement expense that you recorded in 2005 appears to be nominal.

It was not imperative for the company to contribute to employees’ retirement plan in 2003. Daqiuzhuang Metal Sheet Co., Ltd. became a Sino-foreign joint venture in late 2004. The Sino-foreign joint ventures are required to contribute to such a retirement plan for their employees. Daqiuzhuang Metal Sheet Co., Ltd. started to incur retirement expense in 2005. We have revised Note 18 to disclose retirement expense for the year ended December 31, 2003.

Note 18 - Retirement plan

Regulations in the People's Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff.

The Joint Venture is required to make contributions to the state retirement plan at 20% of the employees' monthly salary. Employees are required to contribute 7% of their salary to the plan. Total pension expense incurred by the Company amounted to $236,730, $0 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 19 - Statutory reserves, page 69

54.
Disclose amounts transferred to each reserve for the year ended December 31, 2004, including the basis for determining such amounts. In addition, in light of the regulations, disclosed in the first sentence of note 19, please explain why you did not transfer any amounts to each reserve in 2003.

The net income of Daqiuzhuang Metal Sheet Co., Ltd. for the year ended December 31, 2004 was $1,547,935. 10% of this amount got allocated to Surplus Reserve Fund, which was $154,794.

Daqiuzhuang Metal Sheet Co., Ltd. became a sino-foreign joint venture in late 2004 and local government requires sino-foreign joint venture to make reserve. Before becoming sino-foreign joint venture, it wasn’t required to allocate its retained earnings to Surplus Reserve Fund in 2003.

We have revised Note 19 to disclose amounts transferred to each reserve for the year ended December 31, 2004.

Note 19- Statutory reserves

The laws and regulations of the People's Republic of China require that before a Sino-foreign cooperative joint venture enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after the statutory reserve. The statutory reserves include surplus reserve fund, common welfare fund, and the enterprise fund.

Surplus reserve fund
----------------------------

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company's registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended December 31, 2005 and 2004, the Company transferred $457,306 and $154,794, representing 10% of the year's net income determined in accordance with PRC accounting rules and regulations, to this reserve. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years' losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Common welfare fund
-----------------------------

The Company could transfer 5% to 10% of its net income on a voluntary basis, as determined in accordance with the PRC accounting rules and regulations, to the statutory common welfare fund. For the year ended December 31, 2005, the Company transferred $228,653, representing 5% of the year's net income determined in accordance with PRC accounting rules and regulations, to this reserve. The Company didn’t make such a transfer in 2004. This fund can only be utilized on capital items for the collective benefit of the Company's employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders.

The new accounting rules and regulations have stopped all sino-foreign joint ventures from making transfers to the common welfare fund since January 1, 2006.

Enterprise fund
------------------

The enterprise fund may be used to acquire fixed assets or to increase the working capital to expend on production and operation of the business. No minimum contribution is required and the company did not make any contribution to this fund during 2005.

Note 20 - Joint venture agreement with Baotou Steel, page 70

55.
Revise your disclosure to include a discussion of how you intend to account for this joint venture. In this regard, please also clarify if Da Qiu Zhuang Metal Sheet Co., Ltd differs from your Daqiuzhuang Metal subsidiary. If it does, please disclose your relationship with Da Qiu Zhuang Metal Sheet Co., Ltd. In addition, please revise MD&A to disclose how the value of the assets to be contributed by Baotao Steel were determined and how you, and if applicable your subsidiary, intend to fund the required cash contributions.

The Company has control over Baotou joint venture and under US GAAP, the Company will use consolidation method to account for the joint venture.

The Da Qiu Zhuang Metal Sheet Co., Ltd. mentioned in Note 20 and Daqiuzhuang Metal subsidiary are the same entity.

The value of the assets to be contributed by Baotou Steel will be the fair market value determined by an independent appraisal company.

We will fund the joint venture through the U.S. capital market by issuing new stocks.

We have revised Note 20 as follows:

Note 20 - Joint venture agreement with Baotou Steel

On September 28, 2005, General Steel Investment Co., Ltd., a wholly owned subsidiary of General Steel Holdings, Inc., entered into a certain Baotou-GSHI Special Steel Joint Venture Agreement (the "Agreement") with Daqiuzhuang Metal Sheet Co., Ltd., and Baotou Iron and Steel (Group) Co., Ltd., a limited liability company formed under the laws of the People's Republic of China (the "Baotou Steel"). The name of the joint venture will be Baotou Steel-General Steel Special Steel Joint Venture Company Limited.

The Joint Venture Company will be located at Kundulun District, Baotou City, Inner Mongolia, China. The stated purposes of the Joint Venture Company are, among others, to produce and sell special steel and to improve the product quality and the production capacity and competitiveness by adopting advanced technology in the production of steel products. The Joint Venture Company shall have a capacity of producing 600,000 of specialty steel products a year.

The registered capital of the joint venture will be approximately $24,000,000.The products of the joint venture will be sold in the Chinese market and abroad. The ownership will be comprised of the following:

% Ownership
Baotou Iron and Steel (Group) Co., Ltd.	49%
General Steel Investment Co., Ltd.	31%
Daqiuzhuang Metal Sheet Co., Ltd.	20%

Baotou Steel shall contribute land, existing equipment and materials at an estimated value of approximately $12,000,000 which will be contributed to the joint venture at the date of the approval of Joint Venture or issuance of the business license. The value of the assets to be contributed by Baotou Steel will be the fair market value determined by an independent appraisal company. General Steel Investment Co., Ltd. will contribute approximately $7,500,000 of cash and Daqiuzhuang Metal Sheet Co., Ltd. will contribute approximately $5,000,000 cash. These contributions will be required to be made on the following payment schedule 30% of their capital contribution within 30 days of the date of approval of the Joint Venture; 30% of their capital contribution within 3 months of the date of approval of the Joint Venture; and 40% of their capital contribution within 6 months of the date of approval of the Joint Venture. The company will use the consolidation method to account for the joint venture. As of December 31, 2005, the Company has not received the approval from the Local Chinese authority

Supplementary Financial Information, page 71

56.	Provide disclosures for the quarters ended December 31, 2005 and 2004.

We understand that your question relates to the first quarter of FY 06. As a result, we have amended the selected financial data as follows:

Selected Financial Data

(USD in thousands)

SUMMARY OF OPERATIONS	1st Qtr. 2006 (unaudited)	2005	2004	2003	2002	2001 (unaudited)
Total sales	20,643	89,740	87,832	57,306	44,468	38,191
Sales Growth %	-0.3%	2.2%	53.3%	28.9%	16.4%	11.5%
Cost of sales	19,274	81,166	81,613	52,804	41,328	36,012
Selling, general, and administrative expenses	742	2,781	2,317	1,532	1,539	2,468
Interest expense	500	1,824	1,572	638	788	770
Net income	454	3,220	915	1,091	457	294
Net income per common share	0.01	0.09	0.07	0.12	0.05	0.03
FINANCIAL DATA
Total assets	66,345	58,993	52,969	37,432	33,357	41,091
Depreciation and amortization	347	1,344	1,255	1,013	959	1,560
Current Ratio	0.91	0.96	0.92	0.77	0.84	0.88
Basic weighted average shares outstanding (in thousands)	31,250	31,250	13,595	9,175	9,175	9,175

March 31, 2006 - Form 10-Q

57.
Clarify the reasons for the increase in accounts receivable. Disclose the terms of the receivables and help us understand how they arise in light of our discussion of how you operate your business through distributors.

The Daqiuzhuang Metal Sheet Co., Ltd. usually collects payments from the customers ahead of the shipments. The increase in accounts receivable is due to the fact the Company extended credit to some customers or distributors who have security deposits with the Company and with whom the Company has established good business relationships throughout the years.

58.	Help us understand why you recorded other income related to taxes during the interim period.

Daqiuzhuang Metal Sheet Co., Ltd. qualifies for preferential tax treatments for Sino-joint ventures. In March 2006, the company was approved by the P.R.C. local government for two years (2005 aned 2006) of income tax exemption and three years (2007, 2008 and 2009) of 50% income tax reduction. The local Chinese tax authority partially waived the previously accrued tax accumulated prior to January 1, 2005 in the amount of $253,250 which was related to sales made prior to that January 1, 2005. This amount was recorded as “other income.”

59.
Please include the controls and procedures disclosure required by Part I, Item 4 of Form 10-Q. Please note that the reference to the Exchange Act Rule should be Rule 13a-15(e), not Rule 13a-15(b), as stated in your most recent Form 10-K.

The Company takes note of this comment.

Part II. Recent Sales of Unregistered Securities, page 71

60.	The description in paragraph 2 is incomplete. Please revise.

We have revised the description in paragraph 2.

Exhibits, page 72

61.	Please include the exhibits required to be filed pursuant to Item 601 of Regulation S-K, including:

•	The merger agreement,

•	The joint venture agreement,

•	The private placement subscription agreement and any related agreements,

•	The warrants,

•	The note to Yang Pu Automotive Investment Limited,

•	The loan agreement from Golden Glister Holdings Limited,

•	All material loan agreements between the company and the banks.

We have updated the exhibit list. A number of exhibits were previously filed by the Company and were incorporated by reference in the prospectus. The other agreements have already been filed or have been incorporated by reference.

Signatures, page 74

62.	Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction 1 to Signatures on Form S-1.

We have revised the signature page accordingly.

If you would like further clarification of any of the foregoing responses or have any additional comments, please contact the undersigned Howard Jiang (phone: 212-891-3982; email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682) or Rodolphe Pellerin (Phone: 212 891 3891, email: rodolphe.r.pellerin@bakernet.com; fax: 212 310-1891)

Very truly yours,

/s/ Howard Jiang	/s/ Rodolphe Pellerin
Howard Jiang	Rodolphe Pellerin

cc: John Chen (Chief Financial Officer, General Steel Holdings, Inc.)